EXHIBIT 99.1



BROKAT EVALUATES RESTRUCTURING OF SENIOR NOTES

STUTTGART, 24. JULY 2001. Brokat AG is currently examining strategic options for a restructuring of the Senior Notes issued in March 2000. The Company has scheduled a meeting this week at which it will present a restructuring proposal to Noteholders. Brokat has appointed Dresdner Kleinwort Wasserstein, London, as its financial advisors for this transaction.



ABOUT BROKAT

Brokat Technologies (Nasdaq: BROA, Neuer Markt: BRJ) is a global leader in software that enables user-centric business. Brokat's product families -

m-business software including secure mobile payment technology, e-finance and

e-brokerage applications, and leading rules management technology - are used by over 3,500 enterprises worldwide including ABN Amro, Allianz, Axa Insurance,

Bank of America, Blue Martini Software, Charter One, DaimlerChrysler, DBS Bank,

IBM Corporation, LBBW, MasterCard International, Metavante, Nationwide

Insurance, NCR, SE-Banken, Sun Microsystems, Swiss Post Office, T-Motion (a

subsidiary of Deutsche Telekom), Toyota, Vodafone, and Workscape. Select global partners include Blue Martini Software, Compaq, Hewlett Packard, Intel, IBM,

Siemens, and Sun Microsystems. With dual headquarters in San Jose, California and Stuttgart, Germany, Brokat employs over 1,100 people in 16 countries.

Information on Brokat and its products is available at www.brokat.com.


BROKAT  CONTACT
SUSAN FALLON
Brokat Technologies
408.535.1720
susan.fallon@brokat.com